Exhibit 3

Edelman & Co., Ltd.
8832 NORTH PORT WASHINGTON ROAD • MILWAUKEE, WISCONSIN 53217
TELEPHONE 414-228-9314 • FAX 414-228-9682
rhe@edelmancoltd.com

Confidential April 6, 2004

Dean Health Systems, Inc.

1808 W. Beltline Highway

Madison, WI 53713

Attention: Mr. Thomas N. Kirschbaum

Vice President & General Counsel

Re:	Terms of Engagement

Dear Tom:

This letter confirms our mutual understanding regarding the retention by Dean Health Systems, Inc. (the “Company”) of Edelman & Co., Ltd. (“Edelman”) to serve as the Company’s financial adviser with respect to the proposed sale of the Company’s equity interest in Physicians Insurance Company of Wisconsin, Inc. (the “Shares”).

1. Edelman will assist the Company in identifying and seeking out a person, group of persons, partnership, joint venture, corporation or other entity (each, together with its affiliates, a “Prospective Purchaser”) who might be interested in entering into a Transaction with the Company and who have been approved by Company to receive a Request for Proposals. As used in this Agreement, the term “Transaction” shall mean any transaction or series of transactions culminating in the sale, disposition or transfer of ownership of the Shares.

2. Edelman will assist the Company’s management in (a) developing a list of Prospective Purchasers to be contacted, (b) preparing a Request for Proposals (as amended from time to time) incorporating information concerning the sale process and Physicians Insurance Company of Wisconsin, Inc. (“PIC”), and (c) contacting and eliciting interest from Prospective Purchasers. Edelman will refrain from distribution of the Request for Proposals to any Prospective Purchaser unless and until so authorized by the Company. PIC and the Wisconsin Medical Society shall be among parties authorized as Prospective Purchasers to be so contacted.

3. In connection with Edelman’s activities on the Company’s behalf, the Company will furnish Edelman with all information and data it possesses concerning PIC, any Transaction and, to the Company’s best knowledge, any Prospective Purchaser (the “Information”) which Edelman deems appropriate. The Company represents and warrants that, to the best of its knowledge, the Information, (a) made available to Edelman by the Company, or (b) contained in any Request for Proposals will, at all times during the period of engagement of Edelman hereunder, be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances under which such statements are made. The Company acknowledges and agrees that, in rendering its services hereunder, including, without limitation, assisting in the development of the Request for Proposals, Edelman will be using and relying on the Information (and information available from public sources and other sources deemed reliable by Edelman) without independent verification thereof or independent appraisal of the Shares, any of PIC’s assets or those of any Prospective

Purchaser. Furthermore, in evaluating Prospective Purchasers, Edelman will be using information contained in public reports and possibly other information furnished to Edelman by such Prospective Purchasers. Edelman does not assume responsibility for the accuracy or completeness of the Information or any other information regarding the Company, PIC any Prospective Purchaser or any Transaction. Any advice rendered by Edelman pursuant to this Agreement may not be disclosed publicly without our prior written consent.

4. In order to coordinate efforts to effect a Transaction, during the period of the engagement of Edelman hereunder, neither the Company nor any other person acting on the Company’s behalf shall directly or indirectly (except through Edelman), solicit any offer from any party to enter into a Transaction. In the event that, during the period of the engagement of Edelman hereunder, the Company or any of its officers, directors, employees or representatives are contacted by or on behalf of any party concerning the possibility of a Transaction, the Company will promptly so inform Edelman in order that Edelman can evaluate such party and its interest and assist the Company, including assisting the Company in any subsequent discussions.

5. Edelman will review and analyze all indications of interest in proposals (both preliminary and final) received from Prospective Purchasers, assist the Company in evaluating such proposals, assist in investigating the capability of Prospective Purchasers and, upon consultation with and at direction of the Company, conduct negotiations with such Prospective Purchasers. Edelman may enter into agreements to sell equity interests in PIC on behalf of other PIC shareholders (“Parallel Sellers”). However, the aggregate number of shares subject to Edelman’s efforts may not exceed an amount approved in advance by the Company. Edelman is authorized to disclose its efforts to sell PIC shares to prospective Parallel Sellers (including the number of PIC shares subject to Edelman’s representation). Edelman is not authorized to disclose the identity of the Company by name to any Parallel Seller or Prospective Purchaser unless so authorized by the Company. While considered unlikely, it is possible that, if Edelman is engaged by one or more Parallel Sellers, a Prospective Purchaser may indicate interest in purchasing a smaller number of PIC shares than the aggregate number subject to Edelman’s activities. Edelman shall utilize its best efforts to encourage offers for the full number of shares subject to Edelman’s activities.

If, however, Edelman receives an offer to purchase less than all of the Shares subject to its representation (a “Partial Offer”), and the Partial Offer is acceptable to 1) the Company or 2) the Company and one or more of the Parallel Sellers (collectively, the “Selling Shareholders”), then the Selling Shareholders will have the right to participate in the Partial Offer on a first in, first-out basis based on the date each Selling Shareholder engaged Edelman to sell its Shares.

6. In consideration of Edelman’s services pursuant to this Agreement, Edelman shall be entitled to receive, and the Company agrees to pay Edelman a Completion Fee equal to five percent (5%) of the Sale Price received by the Company in connection with a Transaction. The Completion Fee shall be due and payable in cash upon first closing of a Transaction. For the foregoing purposes the “Sale Price” will be calculated as the sum of the following values at closing of the Transaction:

(a) Cash and cash equivalents paid to the Company;

(b) Market value of any common stock issued to the Company or any shareholder of the Company, determined in the case of a publicly traded stock by using the average of the last sale price for the 25 trading days ending on the 5th trading day prior to closing;

(c) The par value of any preferred stock issued to the Company or any shareholder of the Company, unless market value can be determined by a mutually agreed upon third party, then market value;

(d) The face value of any notes issued to the Company, unless market value can be determined by a mutually agreed upon third party, then market value; and

(e) Any special dividend or distribution paid to the Company in connection or conjunction with the Transaction process.

Edelman shall be responsible for all of its own expenses associated with a Transaction regardless of whether a Transaction is completed or not.

7. Notwithstanding termination of this Agreement or Edelman’s engagement hereunder, Edelman shall be entitled to the fee set forth in paragraph 6 if a Transaction is consummated during the term of this Agreement with any Prospective Purchaser or within eighteen months after termination of this Agreement with PIC, the Wisconsin Medical Society or any Prospective Purchaser contacted by Edelman during the term of this Agreement.

8. Company agrees to indemnify and hold harmless, Edelman, its directors, officers, agents, employees (“Edelman Parties”) against all lawsuits, claims, damages, penalties, judgments, liabilities and expenses of’ every kind whatsoever (including, without limitation, all expenses, including fees and disbursements of counsel) as may be incurred in connection with investigating, preparing or defending any action or claim, whether or not in connection with pending or threatened litigation or administrative proceedings (collectively, “Liabilities”), which any of the Edelman Parties may pay or incur, arising out of or relating to this Agreement or a Transaction. Notwithstanding the foregoing, Company shall not indemnify Edelman for any Liabilities arising from any Edelman Party’s negligence or willful misconduct.

9. This Agreement shall continue in force and effect until terminated by either party on not less than 10 days’ prior written notice. Termination of this Agreement shall not affect a) any compensation payable to Edelman up to the date of termination, or after the date of termination, as the case may be, pursuant to paragraphs 6, or 7, b) the indemnification provisions of paragraph 8, or c) the provisions of paragraph 10, all of which shall remain operative and in full force and effect.

10. The parties acknowledge that all services provided by Edelman under this Agreement are being provided as an independent contractor. Nothing in this Agreement shall cause Edelman to be considered an agent, employee or legal representative of the Company for any purpose. Edelman makes no representations, express or implied, that its efforts on behalf of the Company will result in any completed Transaction. This Agreement shall inure to the benefit of the respective successors and assigns of the parties hereto and of the indemnified parties hereunder and their successors and assigns and representatives, and the obligations and liabilities assumed in this

Agreement by the parties hereto shall be binding upon their respective successors and assigns. This Agreement shall be governed by the laws of the State of Wisconsin. This Agreement supersedes any previous agreement between us concerning the subject matter hereof and may not be amended without the written consent of the Company and Edelman. The Company agrees that, on consummation of a Transaction, Edelman shall have the right to publish, at its own expense, an advertisement announcing the completion of the transaction and Edelman’s role therein upon review and approved by Company, which approval shall not be unreasonably withheld. This Agreement may be executed in two or more counterparts, each of which will be deemed an original and all of which together will be deemed to be one agreement.

Please confirm that the foregoing is in accordance with your understanding of our agreement by signing below and returning a copy of this Agreement to us.

Very truly yours,

EDELMAN & CO., LTD.

By:	/s/ Robert H. Edelman
Robert H. Edelman, President

Accepted and agreed to this 7th day of April, 2004.

Dean Health Systems, Inc

By:	/s/ Allen D. Kemp, M.D.
Title:	Chairman & CEO